BAA plc

Corporate Office
130 Wilton Road
London SW1V 1LQ

Telephone: 020 7834 9449
Fax: 020 7932 6699

Investor Relations

Direct Tel: 020 7932 6692
Direct Fax: 020 7932 6783


05009193


BAA

09 June 2005

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
USA


SEC MAIL RECEIVED PROCESSING
WASH., D.C.
SECTION

Dear Sirs

BAA plc (File No 82-3372) 12g3-2(b) Exemption

Please find enclosed information and/or documents furnished by or on behalf of BAA plc (file no 82-3372) under paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

To confirm receipt please fax the attached sheet to the number indicated. Thank you.

Yours faithfully

Sarah Hunter
Head of Investor Relations

To: Sarah Hunter
Head of Investor Relations
BAA plc
130 Wilton Road
London
SW1W 1LQ

Fax: 44 20 7932 6783

From: Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
USA

Re: SEC notification 9 June 2005

BAA plc (File No 82-3372) 12g3-2(b) Exemption

This is to confirm receipt of the information and/or documents furnished referenced above by or on behalf of BAA plc (file no 82-3372) under paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

____
Signed

____
Name

____
Date


SEC MAIL PROCESSING
RECEIVED
JUN 2005
WASH, D.C.
192
SECTION

News release

Embargoed until 0700 hrs Thursday 9 June 2005

BAA announces 5% increase in May Traffic Figures

BAA's seven UK airports recorded a total of 12.3 million passengers in May, an increase of 5.0% on the same month last year.

During the month all airports recorded gains. Flybe's expansion of routes helped Southampton record the largest gain, 30.4%, with Stansted recording an increase of 10.7%, and Heathrow and Gatwick making gains of 2.0% and 4.9% respectively. A new daily scheduled service to the US contributed to the 12.3% increase at Edinburgh, while Aberdeen was 10.9% ahead of last year and Glasgow was up by 2.6%.

Across the markets, new low cost services from Gatwick and extra seat capacity from Glasgow stimulated a 10.6% growth on Irish routes. European scheduled traffic was up 7.4%, whilst long haul routes saw an increase of 8.1%. North Atlantic traffic increased by 2.3%. European charter traffic was down 8.6%. Domestic traffic was up 5.7%

Air transport movements were 4.3% higher and cargo tonnage was down by 1.0%.

For further information on BAA plc see www.baa.com

- Ends -

Enquiries: **Duncan Bonfield, BAA plc**
tel + 44 (0)20 7932 6831



BAA

BAA Traffic Summary : May 2005

Terminal Passengers (000s)	Month	% Change*	Fin year to date: Apr to May 05	% Change**	12 months to May 05	% Change***
Heathrow	5,636.6	2.0	11,209.6	0.6	67,720.7	3.2
Gatwick	2,826.4	4.9	5,264.4	2.8	32,151.8	6.0
Stansted	1,900.4	10.7	3,659.8	7.0	21,409.4	7.3
London Area Total	**10,363.4**	**4.3**	**20,133.9**	**2.3**	**121,281.9**	**4.7**
Southampton	169.0	30.4	314.7	25.1	1,613.1	12.7
Glasgow	795.7	2.6	1,436.8	1.8	8,637.7	5.5
Edinburgh	749.6	12.3	1,437.9	8.1	8,153.4	6.4
Aberdeen	242.5	10.9	474.7	8.3	2,725.9	7.1
Scottish Total	**1,787.8**	**7.6**	**3,349.4**	**5.3**	**19,517.0**	**6.1**
BAA Total	**12,320.1**	**5.0**	**23,798.0**	**3.0**	**142,412.0**	**4.9**

Air Transport Movements	Month	% Change*	Fin year to date: Apr to May 05	% Change**	12 months to May 05	% Change***
Heathrow	40,432	1.1	79,528	1.2	470,506	1.2
Gatwick	22,400	4.5	42,124	4.6	246,942	4.7
Stansted	15,471	2.0	30,055	0.4	176,933	0.7
London Area Total	**78,303**	**2.2**	**151,707**	**2.0**	**894,381**	**2.0**
Southampton	3,934	26.9	7,553	23.4	39,393	10.2
Glasgow	8,521	2.9	15,959	1.9	93,771	4.6
Edinburgh	10,175	8.2	19,940	5.0	113,518	4.1
Aberdeen	7,747	13.2	15,129	11.3	85,774	8.2
Scottish Total	**26,443**	**7.8**	**51,028**	**5.8**	**293,063**	**5.4**
BAA Total	**108,680**	**4.3**	**210,288**	**3.5**	**1,226,837**	**3.1**

Cargo (Metric Tonnes)	Month	% Change*	Fin year to date: Apr to May 05	% Change**	12 months to May 05	% Change***
Heathrow	110,613	-2.0	218,671	0.4	1,324,474	6.4
Gatwick	17,438	-1.3	35,307	-2.2	215,361	-3.6
Stansted	20,227	6.4	41,717	14.1	233,677	9.6
London Area Total	**148,278**	**-0.9**	**295,695**	**1.8**	**1,773,512**	**5.5**
Southampton	17	-19.0	35	-18.6	253	-14.2
Glasgow	662	-6.2	1,231	-2.7	8,619	38.2
Edinburgh	1,898	-12.0	4,149	-6.1	27,881	7.3
Aberdeen	369	14.2	690	14.2	3,960	11.5
Scottish Total	**2,929**	**-8.0**	**6,070**	**-3.5**	**40,460**	**13.1**
BAA Total	**151,224**	**-1.0**	**301,800**	**1.7**	**1,814,225**	**5.7**

Above data excludes Air Taxi passengers and Air Taxi movements.

* compared to the month of May 2004

** compared to the two months April to May 2004

*** compared to the twelve months to May 2004


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2005
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BAA

Market Comparison: May 2005

Market	*BAA Total May 04 (000s)*	*BAA Total May 05 (000s)*	*% Change*
Domestic	2,205	2,331	5.7
Eire	531	588	10.6
European Scheduled	4,672	5,020	7.4
European Charter*	1,144	1,046	-8.6
North Atlantic	1,664	1,702	2.3
Other Long Haul	1,511	1,633	8.1
Total	**11,728**	**12,320**	**5.0**

* includes North African Charter

Note: Origins and destinations are classified according to ultimate origin or destination of aircraft in the case of multi sector flights

Note: Figures for the market sectors have been rounded. Totals as per Traffic Summary.